Exhibit 99.1

ASX Market Announcement

Results of General Meeting

In accordance with ASX Listing Rule 3.13.2 & section 251AA of the Corporations Act, the following information is provided to the ASX in relation to the resolutions passed by the shareholders of Genetic Technologies Limited (‘Company’), at its General Meeting of shareholders held on 20 April 2020.

All resolutions put to the meeting were passed on a poll, called by the Chairman pursuant to the Notice of Meeting.

A summary of the Poll voting results is set out on the following page.

Justyn Stedwell Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

+61 3 9412 7000

20 April 2020

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Genetic Technologies Limited

2020 General Meeting

Monday, 20 April 2020

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies				Number of votes cast on the poll			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Ratification of prior issue of Options under ASX Listing Rule 7.1	Ordinary	494,717,356	7,647,793	103,844,606	593,255	598,961,962	7,647,793	593,255	Carried
		81.61%	1.26%	17.13%		98.74%	1.26%
2 Approval of proposed placement to retail and institutional investors	Ordinary	495,233,102	6,914,959	104,194,606	460,343	599,827,708	6,914,959	460,343	Carried
		81.67%	1.14%	17.19%		98.86%	1.14%
3 Approval of proposed issue of Shares to the Directors	Ordinary	31,822,441	33,208,234	103,900,606	435,871,729	135,723,047	33,208,234	435,871,729	Carried
		18.85%	19.65%	61.50%		80.34%	19.66%

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.